Exhibit 11

Statement of Computation of Earnings per Share (in thousands)

Following is the data relating to the weighted average number of shares used in the computation of diluted earning (loss) per share:

	Year ended December 31,	Year ended December 31,
	2011	2010

WWeighted average number of shares used in the computation of basic earning (loss) per share	2,818	2,622

WWeighted average number of shares used in the computation of diluted earning (loss) per share	2,818	2,757

Options and warrants which were not included in the computation of diluted earning (loss) per share due to anti dilutive effect	1,525	1,442